GRINDR INC.
PO Box 69176
750 N. San Vicente Blvd., Suite RE 1400
West Hollywood, California 90069

January 2, 2024

Division of Corporation Finance
Office of Technology
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Grindr Inc. Registration Statement on Form S-3 File No. 333-276210

Ladies and Gentlemen:

Grindr Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-276210) to become effective on Thursday, January 4, 2024, at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of John-Paul Motley and Kyle Huh of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with John-Paul Motley of Cooley LLP, counsel to the Registrant, at (213) 561-3204, or in his absence, Kyle Huh, at (650) 843-5965.

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Very truly yours, GRINDR INC.
By:	/s/ Zachary Katz
Name:	Zachary Katz
Title:	General Counsel & Head of Global Affairs

cc:	John-Paul Motley, Cooley LLP Kyle Huh, Cooley LLP